ING Life Insurance and Annuity Company
and its Variable Annuity Account C

State University of New York Defined Contribution Retirement Plan

Supplement dated August 15, 2012 to the Contract Prospectus and Contract Prospectus Summary, each dated April 30, 2012.

The following information updates and amends certain information contained in your variable annuity Contract Prospectus and Contract Prospectus Summary. Please read it carefully and keep it with your current Contract Prospectus and Contract Prospectus Summary for future reference.

Effective September 14, 2012, the following changes will occur:

1. Subaccounts that invest in the following funds will be available for investment through your contract:
   - ASTON/Fairpointe Mid Cap Fund (Class N)[1]
   - Delaware Diversified Income Fund (Class A)[1]
   - ING American Century Small-Mid Cap Value Portfolio (Class I)
   - ING International Index Portfolio (Class I)
   - ING JPMorgan Mid Cap Value Portfolio (Class I)
   - ING Large Cap Value Portfolio (Class I)
   - ING MidCap Opportunities Portfolio (Class I)
   - ING SmallCap Opportunities Portfolio (Class I)
   - Invesco International Growth Fund (Institutional Class)[1]
   - JPMorgan Government Bond Fund (Select Class Shares)[1]
   - Parnassus Equity Income Fund[SM] (Investor Shares)[1]
   - Pioneer Equity Income Fund (Class Y)[1]
   - Wanger International
   - Wanger USA

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   [1] This fund is available to the general public, in addition to being available through variable annuity contracts.

2. The subaccount that invests in the ING International Value Portfolio will be closed for further investment to new investors. Existing investors in the subaccount corresponding to the ING International Value Portfolio on September 14, 2012, who maintain an allocation percentage in the subaccount greater than zero may continue to direct new contributions to the subaccount. Transfers from other investment options will not be allowed into this subaccount; only transfers out of the subaccount will be allowed.

3. The following information will be added to the Contract Prospectus under **TAX CONSIDERATIONS–*Taxation of Qualified Contracts,*** and in the Contract Prospectus Summary under ***Tax Considerations–Taxation of Qualified Contracts***:

   Special Considerations for Section 403(b) Plans. In addition to being offered as an investment option under the contract, shares of certain funds are also offered for sale directly to the general public. These funds are identified above. In order to qualify for favorable tax treatment under Tax Code section 403(b), a contract must be considered an "annuity." In Revenue Procedure 99-44, the IRS concluded that it will treat a contract as an annuity for federal income tax purposes under Tax Code section 403(b), notwithstanding that contract premiums are invested at the contract owner's direction in publicly available securities. This treatment will be available provided no additional tax liability would have been incurred if the contribution was paid into a trust or a custodial account in an arrangement that satisfied the requirements of Tax Code section 401(a) or 403(b)(7)(A). We believe that the contract satisfies the requirements set forth in Revenue Procedure 99-44 and will therefore be treated as an annuity for tax purposes, notwithstanding the fact that investments may be made in publicly available securities. However, the exact nature of the requirements of Revenue Procedure 99-44 are unclear, and you should consider consulting with a qualified tax adviser before electing to invest in a fund that is offered for sale to the general public through a contract issued in relation to a 403(b) plan.

Revenue Procedure 99-44 does not specifically address the use of publicly available securities in annuity contracts designed for use as a Roth 403(b). However, we believe that under this analysis such investment should not impact the treatment of such contracts as annuity contracts for purposes of Tax Code section 403(b). You should consider consulting with a qualified tax adviser before electing to invest in a fund that is offered for sale to the general public through a contract issued in relation to a Roth 403(b) account.

4. The following information will be added to the Contract Prospectus under **APPENDIX III–Fund Descriptions**, and in the Contract Prospectus Summary under *APPENDIX IV–Fund Descriptions*:

Fund Name and Investment Adviser/Subadviser	Investment Objective(s)
ASTON/Fairpointe Mid Cap Fund **Investment Adviser:** Aston Asset Management LP **Subadviser:** Fairpointe Capital LLC	Seeks long-term total return through capital appreciation by investing primarily in common and preferred stocks and convertible securities.
Delaware Diversified Income Fund **Investment Adviser:** Delaware Management Company	Seeks maximum long-term total return, consistent with reasonable risk.
ING American Century Small-Mid Cap Value Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** American Century Investment Management, Inc.	Seeks long-term capital growth; income is a secondary objective.
ING International Index Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of a widely accepted international index.
Invesco International Growth Fund **Investment Adviser:** Invesco Advisers, Inc.	Seeks long-term growth of capital.
ING JPMorgan Mid Cap Value Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** J.P. Morgan Investment Management Inc.	Seeks growth from capital appreciation.
ING Large Cap Value Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** ING Investment Management Co. LLC	Seeks long-term growth of capital and current income.
ING MidCap Opportunities Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks long-term capital appreciation.

Fund Name and Investment Adviser/Subadviser	Investment Objective(s)
ING SmallCap Opportunities Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks long-term capital appreciation.
JPMorgan Government Bond Fund **Investment Adviser:** J.P. Morgan Investment Management Inc.	Seeks a high level of current income with liquidity and safety of principal.
Parnassus Equity Income Fund **Investment Adviser:** Parnassus Investments	Seeks to achieve both capital appreciation and current income by investing primarily in a diversified portfolio of equity securities.
Pioneer Equity Income Fund **Investment Adviser:** Pioneer Investment Management, Inc.	Seeks current income and long-term growth of capital from a portfolio consisting primarily of income producing equity of U.S. Corporations.
Wanger International **Investment Adviser:** Columbia Wanger Asset Management, LLC	Seeks long-term capital appreciation.
Wanger USA **Investment Adviser:** Columbia Wanger Asset Management, LLC	Seeks long-term capital appreciation.

5. The minimum and maximum Total Annual Fund Operating Expenses shown in the Contract Prospectus will not change as a result of these changes. Therefore, there will be no change to the expense examples shown in the Contract Prospectus and Contract Prospectus Summary.